Exhibit 99.1

Silver Elephant Announces Creation of New Royalty Focused Subsidiary and Grant of 2% Royalty of Company’s Mining Projects

Vancouver, British Columbia, August 26, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces that it has entered into 2% royalty agreements (the “Royalty Agreements”) whereby the Company now holds a 2% royalty over each of the Company’s key projects (the “Royalties”), and, in connection with the previously announced spin-out and plan of arrangement of the Company (the “Arrangement”), such Royalties will be transferred into a newly incorporated wholly-owned subsidiary of the Company named Battery Metals Royalties Corp. (“Battery Metals Royalties”).

Pursuant to the Royalty Agreements and in connection with the Arrangement, Silver Elephant and its subsidiaries shall place the Royalties, which primarily consists of 2% net smelter return royalty over the Company’s Minago nickel project, 2% royalty over the Company’s Gibellini vanadium project, and 2% net smelter return royalty over the Company’s Pulacayo silver project, into Battery Metals Royalties.

In all but one case, the Royalties are payable to Battery Metals Royalties only when the price of the underlying metal in the mining project has been reached (“Threshold Prices”). The Threshold Prices have been set well above current metal prices by design to minimize the Royalties’ impact on future mine construction decisions.

Project, all 100%	Country	43-101 Resource(1)	Royalty Payment, Threshold Price(8)
Minago Nickel	Manitoba, Canada	722 million lbs Ni (I)(2) 319 million lbs Ni (Inf) (2)	2% when Nickel is over $15/lb
Gibellini Vanadium	Nevada, USA	131 million lbs V2O5 (M&I) (3) 94 million lbs V2O5 (Inf) (3)	2% when V2O5 is over $12/lb
Pulacayo Silver-Lead-Zinc	Potosi, Bolivia	107million oz Ag (I) (4) 1,410 million lbs Zn (I) (4) 690 million lbs Pb (I) (4)	2% when Silver is over $30/oz
El Triunfo Gold-Silver	Bolivia	N/A	2% when Silver is over $30/oz
Titan Iron Vanadium	Canada	434 million lbs V2O5 (Inf) (5)	2% when V2O5 is over $12/lb
Ulaan Ovoo Coal Chandgana Coal	Mongolia	20.7 million tonnes (Proven) (6) 124 million tonnes (Measured) (7)	$2 per tonne of coal sold no Threshold Price

Notes:

(1)
Measured (M) Indicated (I), Inferred (Inf)
(2)
Minago resource completed by Mercator Technical Services and AGP Mining Consultant, refer to news release dated July 6th, 2021.
(3)
Gibellini resource completed by Wood, Plc, refer to news release dated May 29th, 2018.
(4)
Pulacayo resource completed by Mercator Geotechnical Services refer to news release dated October 13th, 2020.
(5)
Titan resource completed by Mine Development Associates refer to news release dated November 8, 2017
(6)
Ulaan Ovoo resource completed by Wardrop refer to news release dated December 16, 2010
(7)
Chandgana resource completed by John T. Boyd Company refer to news April 3, 2014
(8)
Dollars valued in USD

It is expected that upon completion of the Arrangement, Battery Metals Royalties will be managed by John Lee, CFA. Mr. Lee has over 20 years of experience in metals and mining. Battery Metals Royalties will focus on mining investments in nickel, vanadium, silver, copper, and gold, and seek to leverage Mr. Lee’s extensive network to locate opportunities before they become mainstream.

In the past decade, Mr. Lee visited well over 50 mining projects around the world and led Silver Elephant in the acquisition of over 15 mining properties in Canada, US, Bolivia, and Asia. Mr. Lee has helped raised over $120 million in equity financings for Silver Elephant, a skill which he will apply to grow Battery Metal Royalties.

Qualified Persons

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration for Silver Elephant. Mr. Oosterman is a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and is not independent of the Company as this term is defined under NI 43-101.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company in silver, nickel, and vanadium.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.
ON BEHALF OF THE BOARD
“John Lee”
Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. These forward‐looking statements, may involve, but are not limited to, statements with respect to future events or future performance, the completion and structure of the Arrangement, the realization of the anticipated benefits deriving from the Company’s or Battery Metals Royalties’ investments, the general performance of the assets of the Company and Battery Metals Royalties, and the results of exploration, development and production activities as well as expansions projects relating to the properties of the Company and/or in which the Company and/or Battery Metals Royalties will hold a royalty, stream or other interest. Such forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions, including, without limitation, management’s perceptions of historical trends; current conditions; expected future developments; the ongoing operation of the properties of the Company and/or in which the Company and/or Battery Metals Royalties will hold a royalty, stream or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property of the Company and/or in which the Company and/or Battery Metals Royalties will hold a royalty, stream or other interest; the accuracy of expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended, and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. Forward‐looking statements are not guarantees of performance.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of the Company which is filed with the Canadian securities commissions and available electronically under the Company’s issuer profile on SEDAR at www.sedar.com and the Company’s Form 20-F annual report for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission and available electronically under the Company’s issuer profile on EDGAR at www.sec.gov. The forward‐looking statements set forth herein reflect the Company’s expectations as at the date of this press release and are subject to change after such date. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

None of the securities to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.